Exhibit 3.1

Knight Trading Group, Inc.

Amendment to Amended and Restated By-Laws

Adopted January 19, 2005

Article IV, Section 1 of the By-Laws of Knight Trading Group, Inc. is amended in its entirety to read as follows:

“Section 1. General. The officers of the Corporation shall be chosen by the Board of Directors and shall include at least one officer from sub-clause (A) and one officer from sub-clause (B) of this Section 1. The Board of Directors, in its discretion, may choose: (A): (i) a Chairman of the Board (who must be a director); (ii) a Chief Executive Officer; (iii) a President; and/or (iv) one or more Executive Vice Presidents; (B): (i) a Secretary; (ii) a Treasurer; (iii) Assistant Secretaries; and/or (iv) Assistant Treasurers; and (C) such other officers as it deems necessary and appropriate. Any number of offices may be held by the same person, unless otherwise prohibited by law, the Certificate of Incorporation or these By-Laws. The officers of the Corporation need not be stockholders of the Corporation nor, except in the case of the Chairman of the Board, need such officers be directors of the Corporation.”